THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                                September 28, 2005



Ms. Karen Garnett
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   TriView Global Fund, LLC (the "Registrant" and the "Fund")
      Registration Statement on Form S-1, Pre-effective Amendment No. 5 File No. 333-119655

Dear Ms. Garnett,

      We have reproduced your letter to the Registrant of September 9, 2005, and have supplied its response immediately following each of the comments. All changes are reflected in the Issuer's Registration
Statement, Pre-effective Amendment No. 5 filed herewith.


      We are available to amplify or clarify any response.

                                                Very truly yours,


                                                /s/ William S. Scott
                                                William Sumner Scott
                                                For the Firm


WSS/lf

cc:   TriView Capital Management, Inc.
      Managing Member

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

DIVISION of
CORPORATION FINANCE

Mail Stop 4561

September 9, 2005

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re:    TriView Global Fund, LLC
       Amendment No. 4 to Form S-1
       Filed on August 31, 2005
       File No. 333-119655

Dear Mr. Pacult:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form S-1 filed on August 31, 2005.

Break Even Analysis, page 15

1. We note footnote 10 to your table indicates that you have assumed an average 2% redemption fee for purposes of calculating the referenced break even percentage. To the contrary, it does not appear that you have assumed any redemption fee for the purposes of this calculation in the table. Please revise to delete this statement from footnote (10).

Response:      We have revised as follows:


(10) There is a redemption fee of 3% during the first four months of investment, 2% the second four months and 1% the third four months. There is no redemption fee after the first twelve months of investment. You will be permitted to withdraw your subscriptions for five days after submission to the managing member for acceptance.

2. Refer to the line items that reflect break-even amounts at each redemption amount within the first 12 months. Please revise the line items in the left column to more clearly state that the break even amounts represent income required during the first four months, the second four months, and the third four months, respectively.

Response:      We have revised as follows:

Trading Income Required to Redeem one Unit at Initial Value after twelve months (9)

Income as a % of Selling Price Per Unit with 0% redemption fee after twelve months (10)

Redemption during first 4 months: Income as a % of Selling Price Per Unit with 3% redemption fee (11)

Redemption during second 4 months: Income as a % of Selling Price Per Unit with 2% redemption fee (12)

Redemption during third 4 months: Income as a % of Selling Price Per Unit with 1% redemption fee (13)

End of responses.